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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 27 2003
187

ANNUAL AUDITED REP[redacted]
FORM X-17A-5
PART III

C FILE NUMBER
8-27345

03001779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GRAYSON FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 BROAD STREET
(No. and Street)

RED BANK	NEW JERSEY	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH HAGEN – CEO — (732) 212-9996
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONALD P.MCGILL, CPA
(Name - if individual, state last, first, middle name)

53 Darby Road	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Joseph Hagan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Grayson Financial, LLC (Company) at December 31, 2002 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Joseph Hagan, CEO

Sworn and subscribed to before me this 5th day of FEBRUARY 2003.

LINDA LA ROCCA
NOTARY PUBLIC, State of New York
No. [illegible]
Qualified in Richmond County
Commission Expires April 4, 2006

GRAYSON FINANCIAL, LLC

TABLE OF CONTENTS

Donald P. McGill
Certified Public Accountant
53 Darby Road
Paoli, Pa 19301
(610) 725-9290

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of Grayson Financial, LLC

We have audited the accompanying balance sheet of Grayson Financial, LLC, at December 31, 2002, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grayson Financial, LLC at December 31, 2002, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paoli, PA
February 6, 2003

Donald P. McGill, CPA

GRAYSON FINANCIAL, LLC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	16,678
Receivable from broker/dealers		356,724
Clearing deposit		75,403
Securities, at market		913
Furniture and equipment, net of accumulated depreciation of $90,397		15,059
Organization costs, net of accumulated amortization of $9,707		1,493
Prepaid expenses		13,045
Security deposits		41,055
Employee advance		29,237
Other assets		3,300
Total Assets	$	552,907

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	19,420
Payroll and commissions payable		152,164
Due to clearing broker		-
Total Liabilities		171,584
Contingencies		-
Member's equity		381,323
Total Liabilities and Member's Equity	$	552,907

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Renenues - Commissions	$	3,664,991
Trading losses		(38,535)
Net Revenue		3,626,456
Costs and Expenses:		
Salaries		2,075,549
Payroll taxes		102,778
Clearing expenses		435,292
Occupancy costs		274,456
Quote services		39,988
Professional fees		90,490
Telephone		112,292
Regulatory fees		105,556
Insurance		126,750
Marketing and promotion		29,010
Depreciation and amortization		14,094
Office supplies and expenses		111,635
Postage and delivery		110,711
Other operating costs		96,091
Total Costs and Expenses		3,724,692
Operating income		(98,236)
Interest income		11,279
Income before income taxes		(86,957)
Income taxes		-
Net income	$	(86,957)

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net income (loss)	$ (86,957)
Adjustment to reconcile net income to net cash (used) by operating activities:	
Decrease in receivable from broker/dealer	300,602
(Increase) in clearing deposit	(17,889)
Decrease in prepaid expenses	80,614
(Increase) in security deposits	(427)
(Increase) in employee advances	(21,837)
(Decrease) in accounts payable and accrued expenses	(162,664)
Depreciation and amortization	14,095
(Decrease) in payable to broker/dealers	(7,100)
(Decrease) in payroll and commissions payable	(161,690)
Net Cash (Used) By Operating Activities	(63,253)
Cash Flows From Investing Activities:	
Purchase of equipment	-
(Increase) in securities, at market	(614)
Cash Flows From Investing Activities	(614)
Cash Flows from Financing Activities:	
Distributions	(26,763)
Cash Flows From Financing Activities	(26,763)
Net (Decrease) In Cash	(90,630)
Cash and equivalents, beginning of period	107,308
Cash and equivalents, end of year	$ 16,678

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Total
Beginning Balance, January 1, 2002	$ 495,043
Share of net income	(86,957)
Contributions	-
Withdrawls	(26,763)
Ending Balance, December 31, 2002	$ 381,323

See accompanying notes.

GRAYSON FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

Grayson Financial, LLC (Company) was formed in the State of New York on January 26, 1998, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly-owned by its Member Manager, Grayson Enterprises, LLC.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment banking.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services, Inc. (Penson), securities transactions of the Company are cleared through Penson, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Revenues
Commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes
The Company is a limited liability Company taxed as a partnership, and therefore, the accompanying financial statements do not include any provision for federal or New Jersey State income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term and investments (Certificates) with a maturity of three months or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $277,877, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 62%.

4. LEASE

In January 2002 the Company entered into a lease for office space, in New Jersey, which expires February 1, 2012, in March 2002 the Company agreed to lease additional space, at the same location. The termination of the lease for additional space is concurrent with the termination of the original lease. Included in operations for 2002 is rent and utilities expense of approximately $274,456.

Future minimum lease commitments are as follows:

2003	127,575
2004	127,575
2005	127,575
2006	127,575
2007 and thereafter	640,693
	$1,150,993

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

GRAYSON FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:		
Total member's equity		$ 381,323
Deductions and/or charges:		
Non-allowable assets:		
Furniture and fixtures, net	15,059	
Organization costs, net	1,493	
Other assets	3,300	
Security deposits	41,055	
Prepaid expenses	13,045	
Employee advance	29,237	103,189
Net capital before haircuts on securities positions		278,134
Haricuts on securities positions		(257)
Net Capital		$ 277,877
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	19,420	
Payroll and commissions payable	152,164	
		$ 171,584
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 50,000
Excess net capital at 1000%		$ 260,719
Reconciliation to Focus Form X-17A-5, Part IIA:		
Net capital as reported above		$ 277,877
Net capital per Focus Form X-17A-5, Part IIA, 12/31/2002		$ 277,101

The percentage of aggregate indebtedness to net capital is 62%

The above computation does not differ materially from the December 31, 2002 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Donald P. McGill
Certified Public Accountant
53 Darby Road
Paoli, Pa 19301
(610) 725-9290

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Grayson Financial, LLC

In planning and performing our audit of the financial statements and supplementary information of Grayson Financial, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in a company the size of Grayson Financial, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Paoli, PA
February 6, 2003

Donald P. McGill, CPA